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17016810

UNITEDSTATES
ANDEXCHANGECOMMISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 08 2017
Washington DC

SEC FILE NUMBER
8-66036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Network, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4639 Whipple Ave NW
(No. and Street)

Canton (City) Ohio (State) 44718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAR -9 AM 8:18
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary L Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ʂ ɩ Investment Network, Inc, as of February 10, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



State of Ohio
Notary Public
Matthew Stroia
My Commission Expires 12/25/2017

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Network, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31st, 2016

Contents

Independent Auditors Report 3

Financial Statements 4

Statement of Financial Condition 4

Statement of Operations 6

Statement of Cash Flows 9

Statement of Changes in Ownership Equity 10

Statement of Changes in Subordinated Liabilities 11

Notes to Financial Statements 12

Supplementary Schedules Pursuant to SEA Rule 17a-5 16

Computation of Net Capital 16

Computation of Net Capital Requirement 16

Computation of Aggregate Indebtedness 16

Computation of Reconciliation of Net Capital 16

Statement Related to Uniform Net Capital Rule 19

Statement Related to Exemptive Provision (Possession and Control) 19

Statement Related to SIPC Reconciliation 19

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 20

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 21

Independent Auditors Report

(SKIP PAGE)

Investment Network, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31st, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Cash in Bank	
Money Market Account	2.18
Checking, Charter One	29,374.98
Total Cash in Bank	29,377.16
Total Checking/Savings	29,377.16
Accounts Receivable	
Accounts Receivable-RBC CS	36,474.56
Total Accounts Receivable	36,474.56
Other Current Assets	
Money Market	50,258.55
RBC CS Deposit Ledger	25,000.00
Receivable Trailers	1,500.00
Receivable Direct Funds Comm.	4,500.00
Total Other Current Assets	81,258.55
Total Current Assets	147,110.27
TOTAL ASSETS	**147,110.27**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	12,867.63
Total Accounts Payable	12,867.63
Other Current Liabilities	
Commission Payable	4,800.00
Payroll Liabilities	
FUTA Payable	21.69
Federal Withholding	14,798.60
Local Withholding - Fairlawn	2,952.12
Medicare Payable	533.01
Social Security Payable	12,574.77
SUTA Payable	-1,121.58
State Withholding	4,146.72

Payroll Liabilities - Other	-10,119.31
Total Payroll Liabilities	23,786.02
Total Other Current Liabilities	28,586.02
Total Liabilities	41,453.65
Equity	
Add'l Paid-In Capital	99,345.23
Capital Stock	10,000.00
Retained Earnings	-4,097.96
Net Income	409.35
Total Equity	105,656.62
TOTAL LIABILITIES & EQUITY	**147,110.27**

The accompanying notes are an integral part of these financial statements.

Investment Network, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31st, 2016

	Jan - Dec 16
Ordinary Income/Expense	
Income	
RR Regulatory Fees	37,170.00
REIT	5,640.99
Miscellaneous Income	18.51
Investment Advisory Fees	9,350.00
Misc. Fees	478.54
Clearing Firm Fee Income	
Net Cmsns - Mutual Funds	33,614.30
Money Market Rebate	31,602.73
Net Cmsns - Bonds	3,574.53
Net Cmsns - Options	40,925.72
Net Cmsns - Equities	151,644.60
Clearing Firm Fee Income - Other	734.71
Total Clearing Firm Fee Income	262,096.59
Direct Cmsn	
Fixed Products	
Fixed Annuities	93,865.56
Life Insurance Cmsn	6,960.37
Total Fixed Products	100,825.93
Variable Products	
Life Insurance	18,822.96
Variable Annuities	197,193.14
Variable Products - Other	16.50
Total Variable Products	216,032.60
Total Direct Cmsn	316,858.53
Direct Mutual Funds	
529	1,004.82
MF Trailer	75,641.58
MF Commissions	117,460.90
Total Direct Mutual Funds	194,107.30
Reimbursements from RRs	
Annual FINRA Fees	1,300.00
Regulatory Fees	40.00
Total Reimbursements from RRs	1,340.00
Total Income	827,060.46

Gross Profit	827,060.46
Expense	
Child Support Withholding	976.56
Software	5,229.33
Office Admin.	17,732.82
Compliance	39,110.00
State Licensing Fees	-65.28
Retirement Plan	26,500.00
Equipment	1,164.68
SIPC/FINRA Regulatory Fees	17,742.70
Subscription	242.24
Continuing Education	574.14
Advertisement	3,397.00
Trading Fees	47,729.83
Commissions	
Independent RR	462,594.76
Total Commissions	462,594.76
Payroll Taxes	
Workman's Comp	142.50
Medicare Expense	1,734.65
Social Security Expense	7,417.11
SUTA	186.71
FUTA	116.03
Payroll Taxes - Other	1,835.39
Total Payroll Taxes	11,432.39
Bank Service Charges	140.31
Dues and Subscriptions	1,000.00
Insurance	
Fidelity Bond	3,616.00
Total Insurance	3,616.00
Office Supplies	17,911.59
Payroll Expenses	
Employee	119,630.82
Payroll Expenses - Other	418.18
Total Payroll Expenses	120,049.00
Postage and Delivery	1,230.68
Professional Development	58.00
Professional Fees	
Accounting	2,401.25
Legal Fees	4,418.00
Professional Fees - Other	5,134.66
Total Professional Fees	11,953.91
Rent	18,009.16
Taxes	

Local	3,500.00
State	12.30
Total Taxes	3,512.30
Telephone	1,753.33
Travel & Ent	
Meals	3,432.80
Travel	1,684.22
Travel & Ent - Other	310.00
Total Travel & Ent	5,427.02
Utilities	
Telephone	3,633.01
Gas and Electric	2,177.49
Water	263.09
Utilities - Other	1,555.05
Total Utilities	7,628.64
Total Expense	826,651.11
Net Ordinary Income	409.35
Net Income	**409.35**

The accompanying notes are an integral part of these financial statements.

Investment Network, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31st, 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	409.35
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable-RBC CS	-22,452.50
Accounts Payable	11,721.16
Payroll Liabilities	-3,502.80
Payroll Liabilities: FUTA Payable	116.03
Payroll Liabilities: Federal Withholding	6,945.27
Payroll Liabilities: Local Withholding - Fairlawn	3,509.60
Payroll Liabilities: Medicare Payable	-397.20
Payroll Liabilities: Social Security Payable	5,976.82
Payroll Liabilities: SUTA Payable	-1,050.77
Payroll Liabilities: State Withholding	2,511.35
Net cash provided by Operating Activities	3,786.31
Net cash increase for period	3,786.31
Cash at beginning of period	25,590.85
Cash at end of period	**29,377.16**

The accompanying notes are an integral part of these financial statements.

Investment Network, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31st, 2016

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance of January 1, 2016	200	$ 10,000.00	200	99,345	0	0	(4,698)	105,055
Net Income							409	409
Capital Transactions				3,917				
Prior Period Adjustments				(4,233)			191	191
Balance of December 31, 2016	200	10,000	200	99,029			(4,098)	105,655

The accompanying notes are an integral part of these financial statements.

Investment Network, Inc.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31st, 2016

The accompanying notes are an integral part of these financial statements.

Investment Network, Inc.

Notes to Financial Statements

As of and for the Year-Ended December 31st, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Investment Network, Inc., (the "Company"), was incorporated under the laws of the state of Ohio an April 24, 2003. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA).

Description of Business

The Company, located in Fairlawn, Ohio, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

INVESTMENT NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

INVESTMENT NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – ADVERTISING

The amount of advertising recorded in 2016 was $3,397; the amount was expensed as incurred.

NOTE F – RENT

The amount of rent for 2016 was $18,009.

Investment Network, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31st, 2016

Computation of Net Capital

Stockholder's Equity			$ 105,658
Non-Allowable Assets			
Property and Equipment			$0.00
Accounts receivable-other			0.00
Total Non-Allowable Assets		$ 0.00	
Haircuts on Securities Positions			
Securities Haircuts	$ 0.00		
Undue Concentration Charges	0.00		
Total Haircuts on Securities Positions		$0.00	
Net Allowable Capital			$ 105,658

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,082.14
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	50,000
Net Capital Requirement	50,000
Excess Net Capital	55,658

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 41,459
Percentage of Aggregate Indebtedness to Net Capital	39.24%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31st, 2016		$ 105,658
Adjustments		
Increase (Decrease) in Equity	$ 2,330	
(Increase) Decrease in Non-Allowable Assets		
(Increase) Decrease in Securities Haircuts		
Net Capital per Audit	$ 105,655	
Reconciled Difference	$ 2,330	

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

Board of Directors

Investment Network, Inc.

484 South Miller Road,

Suite 101

Fairlawn, OH 44333

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Investment Network, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Investment Network, Inc. , compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Investment Network, Inc. management is responsible for Investment Network, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $311.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Investment Network, Inc., had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2017

Investment Network, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **December 31st, 2016**

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At [12-31-2016], the Company had net capital of [$105,655] which was [$55,655] in excess of its required net capital of [$2,764]. The Company's net capital ratio was [211.31%]. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

(if revenues exceed $500,000 remove this Statement Related to SIPC Reconciliation in its entirety)

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Investment Network, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended **December 31st, 2016**

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

INVESTMENT NETWORK, INC.


Investment Network, Inc.

"Partners in Success"

February 10, 2016

Edward Richardson, Jr. CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Investment Network, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2016 through December 31, 2016. Investment Network, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Investment Network, Inc.'s past business has been of similar nature and has complied to this exemption since its inception.

Gary Arnold, the president of Investment Network, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Gary Arnold has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Investment Network, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (330) 564-0568.

Very truly yours,



Gary Arnold

President, Investment Network, Inc.

Investment Network, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **December 31st, 2016**

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

February 10, 2017

Board of Directors

Investment Network, Inc.

484 South Miller Road

Suite 101

Fairlawn, OH 44333

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Investment Network, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment Network, Inc., claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Investment Network, Inc., stated that Investment Network, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Investment Network, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Network, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA